

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mr. David Briones
Principal Financial Officer
Clear-Lite Holdings, Inc.
102 NE 2nd Street #400
Boca Raton, Florida 33432-3908

February 22, 2010

RE: **Clear-Lite Holdings, Inc.**
             Form 10-K for the year ended July 31, 2009
             Filed November 16, 2009
             File No. 0-52877

Dear Mr. Briones:

        We have completed our review of your Form 10-K and related filings and do not, at this
time, have any further comments.

                                    Sincerely,

                                    Larry Spirgel
                                    Assistant Director